PARAMOUNT RESOURCES LTD.
Calgary, Alberta
May 31, 2007

PARAMOUNT RESOURCES LTD. TO SELL ITS OIL SANDS LEASES AND SHUT-IN NATURAL GAS RIGHTS IN THE SURMONT AREA FOR $301.7 MILLION

Paramount Resources Ltd. (TSX: POU) (“Paramount”) is pleased to announce that it has reached an agreement to sell its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta to MEG Energy Corp. (the “Purchaser”) for total consideration of $301.7 million.  The consideration consists of $150 million in cash, and common shares of the Purchaser having a deemed value of $151.7 million.  $75 million of the cash portion of the consideration will be paid by the Purchaser on closing of the transaction, with the remaining $75 million, bearing interest, to be paid on or before June 30, 2008.  The $75 million delayed payment shall initially bear interest at a rate of Prime plus 1.5%, with the interest rate increasing by 1% in each of the first two quarters of 2008.  Paramount currently anticipates payment of this outstanding amount prior to June 30, 2008.  The transaction is expected to close expeditiously as there are no regulatory approvals required prior to closing, and all due diligence has been completed. The transaction will be subject to typical post-closing adjustments. TD Securities acted as the exclusive financial advisor to Paramount on this transaction.

Paramount has also entered into 5 separate agreements which contemplate selling approximately 860 Boe/d for proceeds of $30.5 million. These transactions are scheduled to close by the end June, 2007.

These transactions bring the total year-to-date potential proceeds from dispositions to approximately $1.015 Billion. Paramount’s $150 million equity investment in MEG Energy Corp. allows Paramount and its shareholders to continue to participate in the potential of SAGD development of the Athabasca Oilsands, principally at Surmont and Christina Lake, without the associated continuing capital commitments.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone:      (403) 290-3600
Fax:           (403) 262-7994

Forward-Looking Statements Advisory
This press release contains forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements with respect to the terms of the transaction and the timing for completion of the transaction.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to, the receipt of required approvals, the performance by the Purchaser of its obligations to complete the transaction, and general economic and business conditions
.
The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.